Exhibit 12

Berkshire Hills Bancorp., Inc. and Subsidiaries

Consolidated Ratios of Earnings to Fixed Charges

	Six Months Ended June 30, 2006	Years Ended December 31,
(Dollars in thousands)		2005	2004	2003	2002	2001
Computation of fixed charges
Interest expensed	$26,216	$36,115	$20,724	$18,742	$23,428	$33,560
Amortization of capitalized expenses related to indebtedness	12	12	—	—	—	—
Estimate of the interest within rental expense	203	300	132	122	129	124

Total fixed charges	$26,431	$36,427	$20,856	$18,864	$23,557	$33,684

Computation of earnings
Pre-tax income from continuing operations	$13,314	$16,229	$17,579	$14,311	$3,668	$13,217
Adjustment for minority interests in consolidated subsidiaries	—	—	(381)	(186)	(685)	(119)
Total fixed charges	26,431	36,427	20,856	18,864	23,557	33,684

Total earnings	$39,745	$52,656	$38,054	$32,989	$26,540	$46,782

Ratios of earnings to fixed charges	1.50 x	1.45 x	1.82 x	1.75 x	1.13 x	1.39 x

For the purpose of computing the ratios of earnings to fixed charges, the term “fixed charges” means the sum of interest expensed, amortization of capitalized expenses related to indebtedness, and an estimate of the interest within rental expense. The term “earnings” is the amount resulting from adding pre-tax income from continuing operations, the adjustment for minority interests in consolidated subsidiaries, and fixed charges.